



06015819

August 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention:   International Corporate Finance Office

Re:  Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing,  AIS-CP 100/2006**

Subject:    Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2006

Date:     August 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIVED

2006 AUG -8 A 9: 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 2, 2006**

AIS-CP 100/2006

August 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in July 2006.

To:    The President
       The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

| Details of ESOP | Grant I | Grant II | Grant III | Grant IV |
|---|---|---|---|---|
| The number of warrants (units) | 14,000,000 | 8,467,200 | 8,999,500 | 9,686,700* |
| Issuing Date | March 27, 2002 | May 30, 2003 | May 31, 2004 | May 31, 2005 |
| Exercise Price (Baht/Share) | 45.324 | 40.985 | 87.816 | 103.341 |
| Exercise Ratio (warrant : common share) | 1 : 1.05843 | | 1 : 1.04525 | 1:1.03213 |
| Maturity of Warrants | 5 years from the issuing date | | | |

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in July 2006 as follows:

| Outstanding of ESOP | Grant I | Grant II | Grant III | Grant IV |
|---|---|---|---|---|
| No. of exercised warrants in this month (units) | 408,900 | 415,600 | - | - |
| No. of remaining unexercised warrants (units) | 1,113,400 | 2,462,200 | 8,235,700 | 9,686,700 |
| No. of shares derived from this exercise (shares) | 432,789 | 439,879 | - | - |
| No. of remaining shares reserved for warrants (shares) | 1,192,957 | 2,609,284 | 8,614,961 | 10,116,900 |



July 31, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

Re:   Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing,  AIS-CP 096/2006**

Subject:     Notification of the Book Closing for Interest Payment of Debentures of the Company
(AIS06NA)

Date:        July 31, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

# Summary Translation Letter
## To the Stock Exchange of Thailand
### July 31, 2006

RECEIVED

2006 AUG 8 A 9 : 2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AIS-CP 096/2006

July 31, 2006

Re:   Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)

To:      The President
         The Stock Exchange of Thailand

Refer to:   The Letter No ISO.ISIO.06/2224 of TMB Bank Plc. on July 27, 2006

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS06NA), the details are shown in the referenced letter.

**Referenced Letter**

ISO.ISIO.06/2224

July 27, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001,DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on August 15, 2006 for the right to receive the interest rate for the period # 19. AIS06NA will be paid the interest on August 28, 2006 with interest rate 5.85 % from the period of May 28, 2006 to August 27, 2006 for 92 days.